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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67945

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mirae Asset Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas, 24th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Guk Gong — 212-205-1510
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Young Guk Gong, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Mirae Asset Securities (USA), Inc. as of and for the year ended March 31, 2011, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5/23/2011
Date

President
Title

Notary Public

MARIO BERMUDEZ
Notary Public, State of New York
No. 01BE6195793
Qualified in New York County
Commission Expires Nov. 03, 2012
5/23/11

MIRAE ASSET SECURITIES (USA) INC.

(SEC I.D. No. 8-67945)

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Mirae Asset Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of Mirae Asset Securities (USA), Inc. (a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd.) (the "Company") as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

May 23, 2011

MIRAE ASSET SECURITIES (USA) INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS

CASH	$ 6,092,758
DEPOSIT WITH CLEARING BROKER	250,000
RECEIVABLE FROM CLEARING BROKER	168,160
DUE FROM AFFILIATES	116,094
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $156,611	442,507
PREPAID EXPENSES	72,682
SECURITY DEPOSIT AND OTHER ASSETS	84,569
TOTAL ASSETS	$ 7,226,770

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 531,083
Due to affiliates	52,004
Deferred rent	34,088
Total liabilities	617,175
SHAREHOLDER'S EQUITY:	
Common stock — $.01 par value, 100 shares authorized, 20 issued and outstanding	
Additional paid in capital	10,000,000
Accumulated deficit	(3,390,405)
Total stockholder's equity	6,609,595
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 7,226,770

See notes to statement of financial condition.

1. ORGANIZATION

Mirae Asset Securities (USA) Inc. (the "Company") is a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd.(the "Parent"), located in Hong Kong, China. The Parent is a wholly-owned subsidiary of Mirae Asset Securities Co., Ltd. (the "ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was incorporated in Delaware on April 24, 2008, and acts as an agent for customers in the purchase and sale of U.S. and non-U.S. securities. The Company executes and clears its U.S. securities trades through a clearing broker. Non-U.S. securities trades clear through its affiliates. These trades are settled on a delivery versus payment basis. The Company also provides investment advisory and research services.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statement. Actual results could differ from those estimates.

Commissions — Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Deposit with Clearing Broker — The deposit with a clearing broker consists of cash on deposit with an unrelated broker-dealer with whom the Company maintains a clearing agreement.

Cash — The Company's cash is held at a major U.S. bank. Given all cash is held by a single bank, the Company may be exposed to certain credit risk.

Revenue Recognition — All securities transactions and related revenue and expenses are recorded on a trade date basis. No unsettled securities transactions existed at March 31, 2011. Interest revenues are earned from the underlying financial instruments and are recorded on an accrual basis. Research fees are recognized as income when the services are provided and collection is reasonably assured.

Depreciation and Amortization — Property and equipment are carried at cost less accumulated depreciation and amortization. The Company uses the straight-line method of depreciation over five to seven years on furniture and equipment. Leasehold improvements are stated at cost and are amortized using the straight-line method over the lesser of the life of the improvements or the remaining term of the lease.

Income Taxes — The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (*Income Taxes*). Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities

that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

In accordance with ASC 740, the Company may recognize the income tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. The income tax benefits recognized in the statement of financial condition from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Judgment is required in assessing the future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

3. RELATED PARTY TRANSACTIONS

The Company executes its customers' orders for Korean securities and Hong Kong/Chinese securities through the ultimate Parent and the Parent, respectively. Commissions on such securities transactions for the customers are collected directly by the respective affiliate from the customers and remitted periodically to the Company. Related commissions receivable from the related parties as of March 31, 2011 amounted to $116,094. Also, the Company has due to affiliates of $52,004 as of March 31, 2011.

4. PROPERTY AND EQUIPMENT

At March 31, 2011, property and equipment are comprised of the following:

Computer and office equipment	$ 151,142
Furniture and fixture	201,216
Leasehold Improvement	246,760
	599,118
Less accumulated depreciation and amortization	(156,611)
Total	$ 442,507

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of March 31, 2011, the Company had net capital of $5,893,742 which was $5,793,742 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 10.47%.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The company operates its U.S. securities business activities pursuant to SEC Rule 15c3-3(k)(2)(ii), and clears such transactions on a fully disclosed basis through its clearing firm; and operates its foreign securities business pursuant to SEC Rule 15c3-3(k)(2)(i), and all foreign securities transactions are cleared on a DVP/RVP basis. In all instances the company does not hold customer funds or customer securities.

6. INCOME TAXES

The income tax effect of each type of temporary differences that gave rise to a significant portion of the net deferred tax assets as of March 31, 2011 is as follows:

	Deferred tax assets (liabilities)
Net operating loss	$ 1,510,736
Property and equipment	(24,290)
Deferred rent	15,351
Total	1,501,797
Valuation allowance	(1,501,797)
Net deferred tax assets	$ -

At March 31, 2011, the Company has net operating loss carryforwards of approximately $3,355,000 for federal income tax purposes, which will expire in various years through March 31, 2031.

The Company intends to maintain a valuation allowance for the net operating loss carryforwards until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recorded a full valuation allowances against net deferred tax assets as of March 31, 2011.

No material uncertain tax positions exist as of March 31, 2011.

All tax years since March 31, 2009 are open to tax examination by authorities.

7. SAVINGS PLAN

The Company offers their employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company who have completed one year of service and are 21 years of age or older.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office space under a lease agreement expiring in 2014.

Minimum rental commitments under such operating leases are as follows:

2012	$ 261,627
2013	261,627
2014	234,374
Minimum lease payments	$ 757,628

In the normal course of its business, the Company indemnifies and guarantees providers, such as clearing and custody agents against specified potential losses in connection acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the statement of financial condition was available to be issued. There were no subsequent events that required to be accounted for or disclosed in this statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

May 23, 2011

Mirae Asset Securities (USA), Inc.
1095 Avenue of the Americas, 24th Floor
New York, NY 10036

In planning and performing our audit of the statement of financial condition of Mirae Asset Securities (USA), Inc. (a wholly-owned subsidiary of Mirae Asset Hong Kong Ltd.) (the "Company") as of March 31, 2011 (on which we issued our report dated May 23, 2011), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP